

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 6, 2015

Lewis L. Bird III
Chief Executive Officer
At Home Group, Inc.
1600 East Plano Parkway
Plano, Texas 75074

> **Re:** **At Home Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 8, 2015**
> **CIK No. 0001646228**

Dear Mr. Bird:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the number of shares offered and price range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4. With respect to all third-party statements in your prospectus - such as market data by Home Furnishings News, Euromonitor and Russell Research - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Prospectus Summary

Our Company, page 1

5. Please disclose the metric(s) by which At Home is the "leading home décor superstore." Please also disclose whether this statement is based upon management's belief, industry data, or any other source.

6. We note your statement in this section, and throughout the filing, that you believe you have the potential to expand to at least 600 stores in the United States. Please disclose if fulfilling this potential is your plan and, if so, the time frame within which you believe you can achieve this number and any challenges or limitations to achieving these numbers. In this regard, please state here, as you do on page 23, that your systems, processes and controls currently will be able to support a store base of up to 220 potential stores.

7. Your discussion of recent financial highlights on page 2 indicates that you opened 45 new stores in the last five fiscal years, including 16 in the fiscal year ended January 31, 2015. However, we note from the table summarizing your store growth on page 90 that three of these 16 stores were relocations. Please tell us how you considered separately quantifying the number of relocations within your prospectus summary, such as within footnote (3) on page 16. Also tell us whether your discussion of anticipated future new

store openings at the bottom of page 6 includes any relocations, and if so, how you considered quantifying the number of anticipated relocations.

8. Clarify your reference to "new stores" in the context of your increase in first year net sales and Adjusted EBITDA performance by 50% over the last 2 years.

Our Sponsors, page 9

9. Please briefly describe when and how the Sponsors acquired their interests in you and describe those interests. Also disclose any payments, compensation or value of any equity that each of your Sponsors, directors or executive officers received or will receive in connection with the offering, including from dividends, equity awards granted or vested in connection with the offering and any proceeds of this offering. In this regard, we note your disclosure on page 114 which indicates that you will owe the Sponsors fees immediately following this offering; please quantify this amount and explain the purpose of these fees.

The Offering, page 12

10. We note that you have reserved shares of your common stock to be sold to "certain business and other associates" of yours pursuant to your directed share program. Please disclose whether your directors and officers will participate in the directed share program.

11. We note that a percentage of shares will be offered through the LOYAL3 platform. In an appropriate place in your prospectus, please disclose the material terms of LOYAL3's involvement in the offering. For example, please clarify whether LOYAL3 will be participating in the offering syndicate, disclose the minimum purchase price, explain how purchases can be effectuated and whether sales on the LOYAL3 platform will be completed through a batch or combined order process, and if so, the frequency and timing of such sales.

Summary Consolidated Financial and Operating Data, page 14

12. We note you present financial and operating data for the 12 months ended May 2, 2015. Please revise your disclosure to better explain why you have included this 12 months data in your summary consolidated financial and operating data. In this regard, your current disclosure simply indicates that you want to allow for review of your current performance trends for the four most recent consecutive fiscal quarters without explaining why such additional information is meaningful or useful. If you believe this recent 12 month period is useful because it captures your recent growth or if there are other specific trends that you believe are material and are highlighted by presenting this period, you should clarify to such extent. Also, tell us what consideration you gave to presenting your

operating results for the 12 month period ended April 26, 2014, and whether you believe this would provide a more meaningful comparison than comparing the 12 months ended May 2, 2015 to the 12 months ended January 31, 2015.

13. We note your disclosures concerning Adjusted EBITDA throughout your filing, including on page 16, and we have the following comments:

- It appears that your calculation of Adjusted EBITDA may exclude certain cash costs expected to recur for the next several years. In this regard, we note from your disclosure at the bottom of page 6 that you expect to open 18-20 new stores per year in each of fiscal years 2016 and 2017 and that you believe you have the whitespace to open at least 15-20 new stores per year for the foreseeable future. As such, it appears that the line item titled "costs associated with opening and marketing new stores" captures certain cash costs that are likely to recur for at least a few years. Additionally, it is unclear from your description of the line item titled "consulting, legal and other professional services" whether these may also represent, in part, cash costs that are likely to recur. Please explain to us in reasonable detail whether these or other adjustments to EBITDA represent cash costs that are likely to recur in the future.

- If you are eliminating significant recurring cash costs from the measure you call Adjusted EBITDA, please revise your disclosure to elaborate on why you do not consider these costs to be indicative of your core operating performance or ongoing operations. Please also consider addressing this in your discussion of the limitations of these measures.

- We note your statement that you utilize Adjusted EBITDA in certain calculations under your ABL Facility and your Term Loan Facilities. Please confirm our assumption, if true, that Adjusted EBITDA is defined in your debt facilities as exactly the same measure as you are presenting here. If not, please revise your disclosure throughout your filing to clarify that this measure differs from the measure in your debt agreements. If the measures are exactly the same, please explain to us in more detail how you concluded that this measure is purely a performance measure and is not also a liquidity measure given that it may be used in financial covenants to measure your compliance with material debt agreements.

Risk Factors

Risks Relating to Our Business

Failure to manage our inventory effectively and inability to satisfy…, page 23

14. Please discuss the risks posed by your specific business model as it relates to inventory purchases. For example, please discuss the risks posed by centrally purchasing inventory

and shipping it to your stores, as opposed to centrally storing your inventory or considering specific market demands or trends when purchasing inventory. In this regard we note your disclosure on page 24 that you operate a single warehouse where a majority of your inventory is shipped and then distributed to individual stores.

Our recent rebranding may not be successful, page 26

15. Please define "unaided brand awareness" and what it is intended to measure.

We are subject to risks associated with leasing substantial amounts of space, page 26

16. Your indication that your "future minimum annual rental commitments for all operating leases as of January 31, 2014 for fiscal year 2016 is approximately $44.8 million and approximately $377.3 million thereafter" is unclear. Clarify the timeframe you are referencing with respect to the $377.3 million.

Capitalization, page 48

17. Please explain to us whether the "as adjusted" accumulated deficit will reflect the loss on extinguishment of debt related to the Senior Secured Notes redemption.

18. Please explain to us, and revise footnote (1) to better explain, why redemption of $360 million of Senior Secured Notes required you to borrow $430 million under your new First Lien and Second Lien Facilities. Separately quantifying the amounts spent on repaying principal, premium and accrued interest and any fees may assist investor understanding of this matter.

Dilution, page 50

19. Please quantify the amount of net tangible book value (deficit) as of May 2, 2015. In this regard, while we note your intended stock split will impact the net tangible book value per share, it does not appear that it will impact the aggregate dollar amount of net tangible book value.

Selected Consolidated Financial Data, page 52

20. We note you intend to present pro forma net income and pro forma net income per share which will give effect to the items you describe on page 53. Please note that your presentation of pro forma net income per share should comply with Article 11 of Regulation S-X. In doing so, the denominator used in computing pro forma net income per share should include only those common shares whose proceeds are reflected in pro forma adjustments to the income statement. Since your Use of Proceeds disclosures indicate you intend to use a portion of the net proceeds for general corporate purposes, and these uses will not create pro forma adjustments to the income statement, the shares

whose proceeds are used for these purposes should not be included in your calculation of pro forma net income per share. However, we will not object if you wish to present additional earnings per share data reflecting the issuance of all shares in this offering if you consider this information meaningful. If you choose to present additional earnings per share data, it should be presented in addition to the pro forma net income per share data described above and should be labeled appropriately.

Overview, page 55

21. Clarify the "key capabilities" that will support your growth that you refer to in the second paragraph.

Trends and Other Factors Affecting Our Business, page 56

22. Elaborate upon your reference to six-month "maturity" in the context of your discussion of new store openings. In this regard, explain how you distinguish between maturity and the achievement of comparability, as it relates to your definition of comparable store sales.

Results of Operations

Thirteen Weeks Ended May 2, 2015 Compared to Thirteen Weeks …, page 61

23. Please discuss "Cost of Sales" in the context of your discussion of results of operations, with a view to understanding why your cost of sales increased from period to period. This comment also applies to your discussion under "Fiscal Year Ended January 31, 2015 Compared to Fiscal year Ended January 25, 2014."

Net Sales, page 61

24. We note you offer a wide assortment of products. In this regard, we note from your website and from your disclosure on page 88 that your products include furniture, garden décor, home textiles, housewares, patio, rugs, seasonal décor, tabletop décor and wall décor. Tell us whether changes in your product mix had a material impact on the number of transactions, overall sales trends, and gross margins. If so, please revise your analysis of results for all periods to explain this impact in reasonable detail to your investors. Refer to Item 303(a) of Regulation S-K and the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

25. Given your growth, we believe it is important for you to separately analyze the change in revenue and cost of sales or gross margin for comparable stores and for new stores for all periods presented. In this regard, we note from disclosures elsewhere in your filing that new stores have lower revenue and margins which presumably increase over time until

they reach a relatively steady state, at which point they are deemed to be comparable stores. Your current analysis of consolidated revenue and gross margin does not provide the transparency that separate analyses would provide into whether opening new stores is offsetting declining results at comparable stores or whether new stores are performing below the level expected in order to ultimately achieve the same margins as your current comparable stores. We believe such information would be important to your investors. Please revise your analysis of results, or demonstrate to us in your response that new stores and comparable stores have no material differences in their revenue and margins that would warrant separate discussion. Please note your analysis of comparable stores should provide management's insight into the material factors contributing to the increase or decrease in comparable store sales from period to period, such as any changes in selling prices, volumes, and promotional activity.

Gross Profit and Gross Margin, page 61

26. You disclose on page 25 that you import the majority of your merchandise from foreign countries. Please tell us how you considered the impact of the strong U.S. dollar on your inventory and cost of sales during the 13 weeks ended May 2, 2015 and how you determined you did not need to disclose this impact as part of your analysis of changes in your gross margin or as an event that is reasonably likely to cause your future margins to differ from historical margins.

Non-GAAP Financial Measures, page 63

27. We note the disclosures throughout your filing concerning the importance management places on Adjusted EBITDA, Store-level Adjusted EBITDA and the related margins. It is unclear to us that quantifying these metrics and the related margins is useful to investors without an accompanying explanation of why these metrics and margins changed from period to period. Please provide a brief disclosure explaining these matters, or if you believe these changes are fully explained by your analysis of GAAP results, tell us why.

Liquidity and Capital Resources, page 67

28. We note the discussion of your various debt agreements as part of your analysis of liquidity and have the following comments:

- Given the changes expected from the June 2015 refinancing and this offering, please tell us how you considered providing more information about how future principal and interest obligations are expected to differ from your historical obligations.

- Given that your debt is primarily variable rate, please tell us how you considered specifically addressing any significant changes to your liquidity posed by reasonably likely future interest rate increases.

- Finally, given that a significant portion of your outstanding debt relates to the ABL Facility, please tell us how you considered quantifying any significant financial ratios you are required to maintain under that agreement. We note your discussion of the fixed charge coverage ratio you must maintain if you fail to maintain certain excess availability under this facility, but it is unclear whether you must maintain any significant financial ratios on an ongoing basis.

29. Based on the inventory balances seen on your balance sheets and your disclosure of the number of stores open as of each balance sheet date, it appears that the average inventory per store has significantly fluctuated over time. In this regard, it appears that you had average inventory per store of $1.60 million at January 25, 2014, $1.67 million at April 26, 2014, $1.76 million at January 31, 2015 and $1.70 million at May 2, 2015. Please explain to us in reasonable detail why your average inventory per store appears to have increased throughout fiscal year 2015 and then declined in the first quarter of fiscal year 2016. Based on your response, please tell us how you determined no disclosure about this matter was appropriate within your analysis of cash flows or within your analysis of results of operations.

Critical Accounting Policies and Use of Estimates

Inventories, page 73

30. Please tell us how accurate your markdown estimates have been and what impact markdowns had on your results of operations for the historical financial statement periods presented.

Goodwill, page 74

31. We note goodwill represents approximately 58% of consolidated total assets as of January 31, 2015. We also note the fair value of goodwill would have to decline by more than 5% to be considered for potential impairment. Please revise your disclosure to expand upon the key assumptions used in your goodwill impairment test, such as your long term sales growth projections. In this regard, this appears to be a key assumption in which changes could have a significant impact on the outcome of your goodwill impairment testing. The discussion regarding uncertainty should provide specifics that could reasonably be expected to negatively affect the key assumptions. In order for investors to assess the likelihood of a future impairment charge we believe you should better explain to investors the scenario (e.g. the magnitude of changes in your long term sales growth projections) which could potentially lead to impairment. In addition, tell us the lowest level at which you test for goodwill impairment. Refer to Section V of SEC Release 33-8350.

Stock-Based Compensation, page 75

32. Please expand your disclosures related to estimating the fair value of your shares to include the following: 1) provide more information with regard to the material assumptions you relied on when determining the fair value of your shares; 2) the extent to which the estimates are considered highly complex and subjective; and 3) a statement which indicates that the estimates will not be necessary to determine the fair value of new awards once your underlying shares begin trading.

33. We note your use of the Black-Scholes option pricing model to determine the fair value of your stock option grants. Please provide to us the dates of option grants and any other share awards during the last 12 months as well as the underlying fair values per share at the date of grant. If applicable, explain to us the events or factors that support any significant increase in your stock valuation between grant dates and between the most recent grant and the IPO price, once determined.

Business

Our Company, page 79

34. In your discussion of financial highlights, please enhance your first bullet that discusses comparable store sales to provide the low and high percentages of comparable store sales because presenting the average over the last 8 quarters does not appear to be meaningful given the range of percentages you have experienced as disclosed on page 65. In doing so, explain why your comparable store sales fluctuate from quarter to quarter. This comment also applies to the disclosure you provide on page 84.

Our History and Evolution, page 80

35. Please provide support for your statement that you are positioned to "continue to generate industry-leading profitability."

Our Growth Strategies, page 84

36. We note your reference on page 4 to your expectation that your new stores will generate at least $1 million of Store-level Adjusted EBITDA in the first year of operations and pay back the initial store investment within two years. Here you state that you target first year annualized sales of $5 million, with Store-level Adjusted EBITDA margins of approximately 20%. Clarify how many of your new stores have met these expectations and your reference to "initial store investment," assuming it differs from net investment.

Sourcing, page 88

37. We note your disclosure that you plan on opening an overseas sourcing office. Please disclose any significant steps you have made toward this end.

Certain Relationships and Related Party Transactions

Stockholders' Agreement, page 115

38. Elaborate upon the terms of this agreement to explain the "certain matters" in which Starr Investments will agree to vote in the same manner as AEA.

Financial Statements for the Fiscal Year Ended January 31, 2015

Consolidated Statements of Operations, page F-4

39. Please present earnings per share information on the face of your income statement as required by FASB ASC 260-10-45. If you do not believe you are required to provide this information, explain to us in detail how you do not meet the criteria in ASC 260-10-15-2.

40. Please tell us whether the stock split you disclose in your filing will be effected prior to your request for effectiveness of this Form S-1. If so, please confirm that you will give retroactive effect to the stock split in your financial statements, earnings per share and related disclosures throughout this filing. Refer to the guidance in SAB Topic 4.C and ASC 260-10-55-12.

1. Nature of Operations and Summary of Significant Accounting Policies

General

41. In light of your disclosures on pages 28-29 and within Note 5, please provide us with your analysis of the applicability of the disclosure requirements in Rule 4-08(e)(3) of Regulation S-X. Additionally, please tell us your consideration of whether Schedule I is required pursuant to Rule 5-04 of Regulation S-X.

Segment Information, page F-8

42. Please disclose the amount of revenues for each group of similar products unless it is impracticable to do. If providing the information is impracticable, please disclose that fact. Alternatively, if you believe that all of your products are similar, please explain to us in detail the basis for your belief that all of the types of products listed on page 88 are similar. Please refer to ASC 280-10-50-40.

Goodwill, page F-10

43. Please provide to us a summary of your step one results from your most recent annual goodwill impairment test. Please be detailed in your response and explain to us how your sales growth projections were determined and the degree of uncertainty associated with this key assumption. Also explain to us how the assumptions about your future profitability used in your goodwill impairment test differed from the assumptions about your future profitability used when determining that it is more likely than not that you will not achieve the profitability needed to realize all of your deferred tax assets.

Impairment of Long-Lived and Indefinite-Lived Assets, page F-10

44. You disclose elsewhere in your filing that you relocated three existing stores during fiscal year 2015. Please explain to us in more detail how you determined that no impairment of long-lived assets was necessary related to the stores that were closed as part of these relocations, including how you considered the impairment of any leasehold improvements at these stores.

Revenue Recognition, page F-12

45. Please clarify for us how you have classified your allowance for sales returns and tell us your consideration of ASC 605-15-45-1. In this regard, revise your disclosure to clarify if both gross sales and costs of sales have been reduced to reflect estimated returns.

46. Provide a rollforward of the activity in your sales return allowance in the footnotes or in Schedule II, or provide to us your materiality assessment indicating why such disclosure is not necessary. Refer to Rules 5-04 and 12-09 of Regulation S-X.

47. We note that you advertise on your website a phone number that customers can call to obtain in-home delivery of their purchases from your stores. Please tell us whether you generate any revenue, including commissions for referrals, or incur any costs related to this delivery service. If so, tell us how you determined no disclosures about this in-home delivery service were needed within your filing.

2. Property and Equipment, page F-15

48. Please clarify for us why your depreciation and amortization expense for the fiscal year ended January 31, 2015 includes $4.0 million in amortization expense related to your former Garden Ridge trade name definite-lived intangible asset. In this regard, we note disclosures throughout your filing indicating that you impaired the Garden Ridge trade name in fiscal year 2014, so it is unclear to us why this trade name would still be an amortizable asset in fiscal year 2015. As part of your response, please explain to us why

this $4.0 million was not included in the trade name impairment recorded in fiscal year 2014.

9. Income Taxes, page F-21

49. We note your disclosure regarding the three year cumulative loss position when determining whether a valuation allowance needed against your deferred tax assets. Summarize for us the positive and negative evidence considered to overcome the negative evidence of your cumulative losses in determining the valuation allowance you recorded. To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets in which no valuation allowance was provided, please consider disclosing that information and provide a brief description of such strategies. Refer to guidance starting at ASC 740-10-30-16.

Financial Statements for the Period Ended May 2, 2015

General

50. Please confirm that you will apply the comments issued on your annual financial statements to your interim financial statements, where applicable.

Item 9. Undertakings, page II-7

51. Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K. While this undertaking appears to apply only to Rule 415 offerings, the undertaking and Rule 159A from which the undertaking is derived, applies to all primary offerings of securities.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products